FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA: payment of Final Dividend for 2004

The BBVA General Shareholders’ Meeting held on February 26th, 2005, approved a total dividend per share for 2004 of 44.2 eurocents (Significant Event of 26 February 2005 regarding the passed resolutions of the last General Shareholders’ Meeting), which is a 15,1% increase with regard to the 2004 dividend paid against 2003 results. The three interim dividends (July, October 2004 and January 2005) totalled 30 eurocents. Consequently, a final dividend of 14.2 eurocents will be paid for each of all the current issued shares (3,390,852,043). On February 26th, 2005, BBVA General Shareholders’ Meeting approved the distribution of a final dividend on April 11th, 2005.

Gross dividend: 14.2 eurocents

(Withholding tax rate 15%)

Business days:

-	Payment: Monday, April 11th, 2005

-	Record: Friday, April 8th, 2005

-	Ex-dividend: Monday, April, 11th, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 1st 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.